July 17, 2006


VIA EDGAR

David R. Humphrey, Accounting Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549


Re:  AMR Corporation
     Form 10-K filed for the year ended December 31, 2005
     Filed February 24, 2006
     File No. 1-8400

Dear Mr. Humphrey:

This letter sets forth AMR Corporation's (AMR or the Company) responses with respect to the staff's comment letter dated July 5, 2006 on AMR's Form 10-K for the year ended December 31, 2005. Both the staff's comment and AMR's response have been included.


Management's Discussion and Analysis
Critical Accounting Policies and Estimates
Long-lived Assets, page 40

1.Based on your responses to our previous comments four and five regarding your basis for changing the estimated useful life of three aircraft types from 25 years to 30 years, we believe that your MD&A section should be revised with robust disclosure that completely addresses this highly material change in estimate, including a clear and in-depth discussion of management's reasons for the significant change in estimate and the impact on current and future earnings. We note from your response that the focus in MD&A has been your difficult liquidity situation and the revenue environment, as well as the impact of rising fuel prices, and we agree that those issues warrant a thorough discussion. However, we believe that this significant change in estimate should be emphasized as well, as it had a material impact on the current period and will continue to impact future financial results. We do not believe that your current level of disclosure complies with the guidelines set forth in FR-72, which states that "if a change in an estimate has a material favorable impact on earnings, the change and the underlying reasons should be disclosed so that readers do not incorrectly attribute the effect to operational improvements." As such, in the amended Form 10-K please revise your MD&A discussion of this change in estimate to clearly and concisely address the following items, at a minimum:

     o The change in events and circumstances that warranted the change in depreciable lives of certain aircraft but not other aircraft types.
     o The economic factors, industry trends and financial condition of the company which contributed to management's decision to extend the expected useful life of these aircraft types.
     o The characteristics of the aircraft that support your assertion that a 30 year useful life is reasonable and expected.
     o The manner in which this change in estimate supports management's fleet plan in the foreseeable future.
     o Why the change in depreciable lives of your aircraft based on their economic lives is unique to your facts and circumstances, while other airlines with similar financial conditions and reduced capital spending plans have not extended the life of their aircraft; and
     o The risks and impact of maintaining aircraft longer in the fleet. Among the items that should be discussed are:
       (i) anticipated increase in maintenance expenditures; (ii) the potential savings in fuel efficiency by replacing aircraft; (iii) customer safety and satisfaction in utilizing older aircraft; (iv) matters that may cause changes in current plans; (v) new technology in the marketplace, including your expectation of the current or anticipated technological advances beyond these aircraft capabilities; (vi) supply and demand economics within the industry.


Response: In order to more fully describe the change in depreciable lives for certain aircraft types, the Company proposes amending the first sentence under Results of Operations on page 33 of the Company's 2005 Form 10-K to read as follows:

"The Company incurred an $861 million net loss in 2005 compared to a net loss of $761 million in 2004. The
Company's 2005 results were impacted by the continuing increase in fuel prices and certain other costs, offset by an improvement in revenues; a $108 million decrease in depreciation expense related to a change in the depreciable lives of certain aircraft types described further below, in Critical Accounting Policies in this Item 7, and in Note 1 to the consolidated financial statements; and productivity improvements and other cost reductions resulting from progress under the Turnaround Plan."

In addition, the Company proposes adding the following paragraph to the end of the Results of Operations discussion on page 33 of the 2005 Form 10-K

"Although the Company is currently receiving a depreciation expense benefit from the change in estimate of depreciable lives discussed above, the Company's operating expenses excluding depreciation will likely be higher than operating new aircraft during the extended life of the MD-80 aircraft. For example, based on current estimates, the Company's MD-80 aircraft consume more fuel and incur higher maintenance expense than a new aircraft that requires minimal maintenance during the first several years of operation."

Finally, the Company proposes adding the following three paragraphs to the Critical Accounting Policies and Estimates discussion related to Long-lived assets on page 40 of the Company's 2005 Form 10-K:

"On November 17, 2004, American deferred the delivery date of 54 Boeing aircraft by approximately seven years which, in combination with numerous other factors, led American to re-evaluate the expected useful lives of its aircraft. As a result of this evaluation, American changed its estimate of the depreciable lives of its Boeing 737-800, Boeing 757-200 and McDonnell Douglas MD-80 aircraft from 25 to 30 years effective January 1, 2005. The primary factors that supported changing the estimated useful life of these aircraft were (i) the absence of scheduled narrow body deliveries until 2013 (even these 47 narrow body deliveries would only replace less than ten percent of the Company's existing narrow body fleet of 547 aircraft assuming the deliveries are not used to grow the Company's capacity at that time), (ii) the financial condition of the Company, which significantly limits its flexibility to purchase new aircraft and (iii) the absence of technology step change for narrow body aircraft, such as technology that would allow the Company to fly its aircraft substantially more efficiently (as was the case with replacements for previous generation aircraft such as the B-727 which had three engines versus two on the replacement aircraft) that would clearly economically compel the Company to replace the fleet. In addition, there are currently no government regulations, such as noise reduction requirements, that would require aircraft replacement.

Subsequent to the change in depreciable lives on January 1, 2005, all of American's fleet types are depreciated over 30 years except for the Airbus A300 and the Boeing 767, which did not generally meet the above conditions to support extending their lives.

It is possible that the ultimate lives of the Company's aircraft will be significantly different than the current estimate due to unforeseen events in the future that impact the Company's fleet plan, including positive or negative developments in the areas described above. For example, operating the aircraft for a longer period will result in higher maintenance, fuel and other operating costs than if the Company replaced the aircraft. At some point in the future, higher operating costs could change the Company's analysis of the economic impact of retaining aircraft versus replacing them with new aircraft."


AMR acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate the staff's assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the staff may have.


                               Very truly yours,


                               /s/ Thomas W. Horton
                               Thomas W. Horton
                               Executive Vice President and
                               Chief Financial Officer